UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.     )

Zimmer Biomet Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

98956P102

(CUSIP Number)

Chinh E. Chu

The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Peter Martelli, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 24, 2015

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98956P102

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,118,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 98956P102

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners V-AC L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,118,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 98956P102

1	NAMES OF REPORTING PERSONS BCP V-S L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,118,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.98956P102

1	NAMES OF REPORTING PERSONS Blackstone Family Investment Partnership V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,118,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 98956P102

1	NAMES OF REPORTING PERSONS Blackstone Family Investment Partnership V-SMD L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,118,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 98956P102

1	NAMES OF REPORTING PERSONS Blackstone Participation Partnership V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,118,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 98956P102

1	NAMES OF REPORTING PERSONS BCP V Co-Investors L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,118,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 98956P102

1	NAMES OF REPORTING PERSONS Blackstone Management Associates V L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,118,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 98956P102

1	NAMES OF REPORTING PERSONS BMA V L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,118,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 98956P102

1	NAMES OF REPORTING PERSONS BCP V Side-By-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,118,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 98956P102

1	NAMES OF REPORTING PERSONS Blackstone Family GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,118,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 98956P102

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,118,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 98956P102

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,118,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 98956P102

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,118,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 98956P102

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,118,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 98956P102

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,118,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 98956P102

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,118,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Zimmer Biomet Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 345 East Main Street, Warsaw, Indiana 46580.

Item 2.	Identity and Background.

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i)	Blackstone Capital Partners V, L.P., a Delaware limited partnership,

(ii)	Blackstone Capital Partners V-AC L.P., a Delaware limited partnership,

(iii)	BCP V-S L.P., a Delaware limited partnership,

(iv)	Blackstone Family Investment Partnership V L.P., a Delaware limited partnership,

(v)	Blackstone Family Investment Partnership V-SMD L.P., a Delaware limited partnership,

(vi)	Blackstone Participation Partnership V L.P., a Delaware limited partnership,

(vii)	BCP V Co-Investors L.P., a Delaware limited partnership,

(viii)	Blackstone Management Associates V L.L.C., a Delaware limited liability company,

(ix)	BMA V L.L.C., a Delaware limited liability company,

(x)	BCP V Side-By-Side GP L.L.C., a Delaware limited liability company,

(xi)	Blackstone Family GP L.L.C., a Delaware limited liability company,

(xii)	Blackstone Holdings III L.P., a Québec société en commandite,

(xiii)	Blackstone Holdings III GP L.P., a Delaware limited partnership,

(xiv)	Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company,

(xv)	The Blackstone Group L.P., a Delaware limited partnership,

(xvi)	Blackstone Group Management L.L.C., a Delaware limited liability company (each of the foregoing a “Blackstone” entity), and

(xvii)	Stephen A. Schwarzman, a citizen of the United States of America.

LVB Acquisition Holding, LLC (“LVB Acquisition”) directly owns all of the shares of Common Stock reported in this Statement. 98% of the membership units of LVB Acquisition are held by certain funds affiliated with The Blackstone Group L.P., Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co., and TPG Global, LLC (each such fund, a “Sponsor Fund” and collectively, the “Sponsor Funds”). Each of LVB Acquisition and the other Sponsor Funds has separately made a Schedule 13D filing reporting its beneficial ownership of the shares of Common Stock held by LVB Acquisition.

The principal business address of each of the Blackstone entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

(c) The principal business of Blackstone Capital Partners V, L.P., Blackstone Capital Partners V-AC L.P., BCP V-S L.P., Blackstone Family Investment Partnership V L.P., Blackstone Family Investment Partnership V-SMD L.P., Blackstone Participation Partnership V L.P., and BCP V Co-Investors L.P. (collectively, the “Blackstone Funds”) is investing in securities.

The principal business of Blackstone Management Associates V L.L.C is performing the functions of, and serving as, the general partner of Blackstone Capital Partners V L.P., Blackstone Capital Partners V-AC L.P., BCP V-S L.P., BCP V Co-Investors L.P., and other affiliated Blackstone entities.

The principal business of BCP V Side-By-Side GP L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Family Investment Partnership V L.P., Blackstone Participation Partnership V L.P. and other affiliated Blackstone entities.

The principal business of Blackstone Family GP L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Family Investment Partnership V-SMD L.P. and other affiliated Blackstone entities.

The principal business of BMA V L.L.C. is performing the functions of, and serving as, the sole member (or similar positions) of Blackstone Management Associates V L.L.C and other affiliated Blackstone entities.

The managing member and the owner of a majority in interest of BMA V L.L.C. and the sole member of BCP V Side-By-Side GP L.L.C. is Blackstone Holdings III L.P. The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in various affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Pursuant to the Agreement and Plan of Merger, dated as of April 24, 2014, among the Issuer, Owl Merger Sub, Inc. (“Merger Sub”), which is an indirect wholly owned subsidiary of the Issuer, and LVB Acquisition Inc. (“LVB”), as amended from time to time (the “Merger Agreement”), the Issuer agreed to acquire LVB for a combination of cash and Common Stock. Prior to the Merger (as defined below), LVB Acquisition owned approximately 97% of the issued and outstanding capital stock of LVB. Pursuant to the Merger Agreement, on June 24, 2015, Merger Sub merged with and into LVB, shares of LVB common stock were cancelled, and LVB continued as the surviving corporation and an indirect wholly owned subsidiary of the Issuer (the “Merger”).

Pursuant to the Merger Agreement, at the closing of the Merger, after repaying all of LVB’s outstanding funded debt, the Issuer paid, as merger consideration, to holders of outstanding shares of LVB common stock and LVB equity-based awards an aggregate amount equal to approximately $10.35 billion in cash and approximately 32.7 million shares of Common Stock. Therefore, pursuant to the Merger Agreement, LVB Acquisition received, as merger consideration, 30,118,560 shares of Common Stock (the “Shares”) and $4,791,504,838.88 cash in exchange for the 536,034,330 shares of common stock of LVB it held prior to the Merger.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

LVB Acquisition intends to dispose of the Shares over time, subject to, among other things, applicable legal requirements and market conditions.

As described in Item 6, in connection with the execution of the Merger Agreement, the Issuer entered into the Stockholders Agreement, dated as of April 24, 2014, as amended by Amendment No. 1 on March 30, 2015, by and among the Issuer, LVB Acquisition and the Sponsor Funds (the “Zimmer Stockholders Agreement”), which became effective at the closing of the Merger and which sets forth certain agreements, including with respect to transfer restrictions, standstill provisions, registration rights, voting arrangements and certain other matters. In addition, in connection with the closing of the Merger, the Sponsor Funds entered into a Coordination Agreement, dated as of June 24, 2015 (the “Coordination Agreement”), which memorializes agreements regarding certain matters, including the coordination of transfers of Shares received by LVB Acquisition pursuant to the Merger and certain other matters.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the Zimmer Stockholders Agreement and Coordination Agreement, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, tax conditions, general economic and industry conditions and other factors deemed relevant by the Reporting Persons, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement.

Without limiting the foregoing, and subject to the terms of the Zimmer Stockholders Agreement and Coordination Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer (including in the open market, private transactions, block trades, registered sales or otherwise) or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof). In particular and without limiting the foregoing, and subject to the terms of the Zimmer Stockholders Agreement and the Coordination Agreement, the Reporting Persons intend, from time to time depending on the various factors described above, to dispose of shares of Common Stock, including pursuant to registered sales under any available shelf registration statement and to deliver to the Issuer demand requests or take-down notices in connection therewith, and the Sponsor Funds may determine, pursuant to the Coordination Agreement or otherwise, to distribute some or all of the Shares to the members of LVB Acquisition.

In addition, without limitation, subject to the terms of the Zimmer Stockholders Agreement, the Reporting Persons may from time to time engage in discussions with management, the board of directors, and/or other shareholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, articles of incorporation, regulations, corporate documents, agreements, de-listing or de-registration of the Issuer.

As of the date of the closing of the Merger, Michael Michelson and Jeffrey K. Rhodes have been designated by LVB Acquisition pursuant to the Zimmer Stockholders Agreement to serve as directors on the Zimmer Board of Directors

Other than as described herein and subject to the Zimmer Stockholders Agreement and Coordination Agreement, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D, although subject to the applicable provisions of the Zimmer Stockholders Agreement and Coordination Agreement, the Reporting Persons, may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

The information set forth or incorporated in Items 2, 4 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) and (b). LVB Acquisition, the membership units of which are held by the Sponsor Funds and other investors, owns 30,118,560 shares of Common Stock, representing 14.8% of the outstanding shares of Common Stock. Calculations of the percentage of shares of Common Stock beneficially owned is based on an aggregate of 203,272,251 shares of Common Stock outstanding as of June 24, 2015, based on information provided by the Issuer.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The Blackstone Funds hold 1,308,419.15815 membership units of LVB Acquisition, including (i) 610,123.16500 membership units of LVB Acquisition held by Blackstone Capital Partners V, L.P., (ii) 97,734.55100 membership units of LVB Acquisition held by Blackstone Capital Partners V-AC L.P., (iii) 289,050.00000 membership units of LVB Acquisition held by BCP V-S L.P., (iv) 32,352.75700 membership units of LVB Acquisition held by Blackstone Family Investment Partnership V L.P., (v) 3,091.54600 membership units of LVB Acquisition held by Blackstone Family Investment Partnership V-SMD L.P., (vi) 2,291.27315 membership units of LVB Acquisition held by Blackstone Participation Partnership V L.P., and (vii) 273,775.86600 membership units of LVB Acquisition held by BCP V Co-Investors L.P.

As of the date hereof, the Blackstone Funds (based on the membership units of LVB Acquisition that they hold) have a pecuniary interest in 7,351,712 of the 30,118,560 shares held by LVB Acquisition (representing their collective interest in approximately 3.6% of the outstanding shares of Common Stock), as follows: (a) Blackstone Capital Partners V, L.P. has a pecuniary interest in 3,428,144.5 of such shares, (b) Blackstone Capital Partners V-AC L.P. has a pecuniary interest in 549,148.4 of such shares, (c) BCP V-S L.P. has a pecuniary interest in 1,624,106.8 of such shares, (d) Blackstone Family Investment Partnership V L.P. has a pecuniary interest in 181,782.8 of such shares, (e) Blackstone Family Investment Partnership V-SMD L.P. has a pecuniary interest in 17,370.7 of such shares, (f) Blackstone Participation Partnership V L.P. has a pecuniary interest in 12,874.1 of such shares, and (g) BCP V Co-Investors L.P. has a pecuniary interest in 1,538,284.8 of such shares.

Blackstone Management Associates V L.L.C is the general partner of each of Blackstone Capital Partners V L.P., Blackstone Capital Partners V-AC L.P., BCP V-S L.P., and BCP V Co-Investors L.P. BMA V L.L.C. is the sole member of Blackstone Management Associates V L.L.C. BCP V Side-By-Side GP L.L.C. is the general partner of Blackstone Family Investment Partnership V L.P. and Blackstone Participation Partnership V L.P. Blackstone Family GP L.L.C. is the general partner of Blackstone Family Investment Partnership V-SMD L.P.

Blackstone Holdings III L.P. is the managing member and the owner of a majority in interest of BMA V L.L.C. and the sole member of BCP V Side-By-Side GP L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Blackstone Family GP L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Mr. Schwarzman.

The Reporting Persons share with LVB Acquisition and the other Sponsor Funds the power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Shares. The Reporting Persons, LVB Acquisition and the other Sponsor Funds may each be deemed to be a member of a group exercising voting and investment control over the Shares held by LVB Acquisition. However, the filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons, LVB Acquisition and the other Sponsor Funds are members of any such group.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” with each other for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c) Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) The Sponsor Funds may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities beneficially owned by the Reporting Persons identified in this Item 5. To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Zimmer Stockholders Agreement

The Zimmer Stockholders Agreement sets forth certain agreements regarding governance, representation of the Zimmer Board of Directors, transfer restrictions, standstill provisions, registration rights, voting arrangements and certain other matters.

Pursuant to the Zimmer Stockholders Agreement, (i) effective upon the closing date of the Merger, the Zimmer Board of Directors caused the number of directors on the Zimmer Board of Directors to be increased by two and appointed Michael Michelson and Jeffrey K. Rhodes, two individuals selected by LVB Acquisition, as directors and (ii) following the closing of the Merger, at each annual or special meeting of the Issuer’s stockholders at which directors are to be elected to the Zimmer Board of Directors, the Issuer will nominate and use its reasonable best efforts to cause the Issuer’s stockholders to elect to the Zimmer Board of Directors a slate of directors that includes up to two individuals designated by LVB Acquisition (or, in certain circumstances, its transferees), so long as the number of shares of Common Stock beneficially owned by LVB Acquisition and its affiliates continues to represent a certain specified percentage of the Shares acquired by LVB Acquisition in the Merger. Specifically, LVB Acquisition (or, in certain circumstances, its transferees) will be entitled to designate two individuals for nomination to the Zimmer Board of Directors (and replacements for such individuals in the event of resignation or removal), so long as the number of shares of Common Stock beneficially owned by LVB Acquisition (or, in certain circumstances, its transferees) continues to represent 60% or more of the Shares acquired by LVB Acquisition at the closing of the Merger. So long as the number of Shares beneficially owned by LVB Acquisition (or, in certain circumstances, its transferees) continues to represent 30% or more but less than 60% of the Shares acquired by LVB Acquisition at the closing of the Merger, LVB Acquisition (or, in certain circumstances, its transferees) will be entitled to designate one individual for nomination to the Zimmer Board of Directors. In the event that the number of Shares beneficially owned by LVB Acquisition (or, in certain circumstances, its transferees) represents less than 30% of the Shares acquired by LVB Acquisition at the closing of the Merger, LVB Acquisition (or, in certain circumstances, its transferees) will not be entitled to designate any individuals to the Zimmer Board of Directors pursuant to the Zimmer Stockholders Agreement. The rights of LVB Acquisition (or, in certain circumstances, its transferees) to designate individual(s) for nomination to the Zimmer Board of Directors will also terminate if the Sponsor Funds, together with certain of their affiliates, cease to own a majority of the voting securities of LVB Acquisition, subject to certain exceptions, and at such time, the individual(s) designated by LVB Acquisition (or its transferees) are required to immediately resign from the Zimmer Board of Directors, unless otherwise consented to by a majority of the Zimmer Board of Directors (excluding such individuals).

The Zimmer Stockholders Agreement generally restricts any transfers of the Shares by LVB Acquisition or any of the Sponsor Funds, subject to certain exceptions, which include certain sales pursuant to registration statements and certain sales pursuant to Rule 144 under the Securities Act of 1933 (“Rule 144”), with limitations described therein. LVB Acquisition and its permitted transferees will be entitled to (i) after three months following the closing of the Merger, piggyback registration rights and unlimited take-down rights to the extent there is an effective shelf registration statement and (ii) after six months following the closing of the Merger, demand registration rights up to four times per year in the event the Issuer does not have an effective shelf registration statement covering such sales, in each case, subject to certain limitations. LVB Acquisition (or, in certain circumstances, its transferees) may be required to enter into lock-up arrangements, from time to time, in connection with underwritten offerings.

The Zimmer Stockholders Agreement contains a standstill provision that is effective until the later of (i) the date on which the number of shares of Common Stock beneficially owned by LVB Acquisition (or, in certain circumstances, its transferees) represents less than 30% of the Shares acquired by LVB Acquisition as consideration in the Merger and (ii) one year after the date on which there are no individuals nominated by LVB Acquisition (or, in certain circumstances, its transferees) sitting on the Zimmer Board of Directors and LVB Acquisition (or, in certain circumstances, its transferees) no longer has any rights to designate any individuals for nomination to the Zimmer Board of Directors. The standstill provision does not survive the termination of the Zimmer Stockholders Agreement.

The Zimmer Stockholders Agreement will automatically terminate upon the earlier to occur of (i) the date that all Issuer directors nominated by LVB Acquisition (or, in certain circumstances, its transferees) have resigned from the Zimmer Board of Directors and LVB Acquisition (and, in certain circumstances, its transferees) has not designated a replacement and (ii) the date that LVB Acquisition and its affiliates, in the aggregate, beneficially own shares of Common Stock with voting power that is less than 3% of the total number of votes that may be cast in the election of directors of the Issuer, and all such shares may be sold in a single transaction without limitation under Rule 144.

Coordination Agreement

The Coordination Agreement memorializes agreements regarding certain matters, including the coordination of transfers of Shares received by LVB Acquisition pursuant to the Merger and the selection of any designees to be nominated by LVB Acquisition (or the Sponsor Funds) to the Zimmer Board of Directors.

Pursuant to the Coordination Agreement, until a distribution of the Shares by LVB Acquisition to the Sponsor Funds, the Sponsor Funds are required to unanimously agree to any transfer of the Shares.

The Coordination Agreement provides that the Sponsor Funds will select any designees to be nominated by LVB Acquisition or the Sponsor Funds to the Zimmer Board of Directors. The Sponsor Funds will make such designation by a vote of the majority of the Sponsors, in the case of a designation by LVB Acquisition, and by a vote of the majority of the Shares, with each Sponsor Fund voting the portion of the Shares directly owned by such Sponsor Fund, in the case of a designation by the Sponsor Funds.

The Coordination Agreement will automatically terminate upon the date that the Sponsor Funds, in the aggregate, beneficially own or hold of record, directly or indirectly, less than 3% of the then outstanding shares of the Common Stock, so long as, as of such date, all of the then-remaining Shares owned by such Sponsor Funds may be sold in a single transaction without limitation under Rule 144. Any Sponsor Fund may withdraw from the Coordination Agreement when such Sponsor Fund, together with its affiliates, owns or holds of record, directly or indirectly, less than 1% of the Common Stock.

The Coordination Agreement does not relieve LVB Acquisition or any of the Sponsor Funds from compliance with, or modify or limit LVB Acquisition’s or any of the Sponsor Funds’ obligations under, the Zimmer Stockholders Agreement.

References to and descriptions of the Merger Agreement, Zimmer Stockholders Agreement and Coordination Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, Zimmer Stockholders Agreement and Coordination Agreement, which are filed as exhibits hereto and are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of July 2, 2015, by and among the Reporting Persons (filed herewith).

Exhibit B	Agreement and Plan of Merger, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., Owl Merger Sub, Inc. and LVB Acquisition, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).

Exhibit C	Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).

Exhibit D	Amendment No. 1, dated as of March 30, 2015, to Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 1, 2015).

Exhibit E	Coordination Agreement, dated as of June 24, 2015, by and among the Sponsor Funds (incorporated herein by reference to Exhibit 4 of the Schedule 13D filed by LVB Acquisition Holding, LLC on June 30, 2015).

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2015

BLACKSTONE CAPITAL PARTNERS V L.P.

By:	Blackstone Management Associates V L.L.C., its general partner
By:	BMA V L.L.C. its Sole Member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE CAPITAL PARTNERS V-AC L.P.

By:	Blackstone Management Associates V L.L.C., its general partner
By:	BMA V L.L.C. its Sole Member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BCP V-S L.P.

By:	Blackstone Management Associates V L.L.C., its general partner
By:	BMA V L.L.C. its Sole Member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP V L.P.

By:	BCP V Side-by-Side GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE PARTICIPATION PARTNERSHIP V L.P.

By:	BCP V Side-by-Side GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley

Title:	Chief Legal Officer

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP V-SMD L.P.

By:	Blackstone Family GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BCP V CO-INVESTORS L.P.

By:	Blackstone Management Associates V L.L.C., its general partner
By:	BMA V L.L.C. its Sole Member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE MANAGEMENT ASSOCIATES V L.L.C.

By:	BMA V L.L.C. its Sole Member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BMA V L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BCP V SIDE-BY-SIDE GP L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE FAMILY GP L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III L.P.

By:	Blackstone Holdings III GP L.P., its general partner

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

/s/ Stephen A. Schwarzman Stephen A. Schwarzman